SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Achieves FinTech Breakthrough Award for Innovation in Wealth Management Surveillance and Compliance, Dated April 5, 2021.
99.2 NICE Actimize Introduces AI-Powered SURVEIL-X Suitability To Reduce Compliance Risk for Wealth Management, Insurance Firms, Dated April 6, 2021.
99.3 NICE inContact CXone Accelerates International Growth: Tripling Sales and Adding a Record Number of New Customers, Dated April 6, 2021.
99.4 NICE Robotic Process Automation Receives 2020 TMC Labs Innovation Award, Dated April 12, 2021.
99.5 iQor Selects NICE Workforce Management Cloud Solutions as its Global Platform to Take Customer Experience to the Next Level, Dated April 13, 2021.
99.6 NICE Actimize Positioned as Highest-Scoring AML Solutions Vendor Across Technology Excellence Metrics in 2021 Quadrant Knowledge Anti-Money Laundering Solution Report, Dated April 15, 2021.
99.7 NICE Receives a Perfect Score From Customers For WFM Product Innovation, Vendor Satisfaction and AI and ML Enablement in DMG Consulting Report, Dated April 19, 2021.
99.8 NICE Revolutionizes Digital Smart Self-Service with the Launch of CXone Expert Following the Acquisition of MindTouch, Dated April 20, 2021.
99.9 NICE Real-Time Authentication Selected by VPBank to Safeguard Omnichannel Customer Interactions and Improve Experiences, Dated April 27, 2021.
99.10 NICE Positioned Furthest and Highest in 2021 Gartner Magic Quadrant for Workforce Engagement Management, Dated April 27, 2021.
99.11 NICE Actimize Partners with Refinitiv to Expand Distribution of its SURVEIL-X Holistic Surveillance Suite Across Asia-Pacific, Dated April 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	May 3, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Achieves FinTech Breakthrough Award for Innovation in Wealth Management Surveillance and Compliance, Dated April 5, 2021.
99.2 NICE Actimize Introduces AI-Powered SURVEIL-X Suitability To Reduce Compliance Risk for Wealth Management, Insurance Firms, Dated April 6, 2021.
99.3 NICE inContact CXone Accelerates International Growth: Tripling Sales and Adding a Record Number of New Customers, Dated April 6, 2021.
99.4 NICE Robotic Process Automation Receives 2020 TMC Labs Innovation Award, Dated April 12, 2021.
99.5 iQor Selects NICE Workforce Management Cloud Solutions as its Global Platform to Take Customer Experience to the Next Level, Dated April 13, 2021.
99.6 NICE Actimize Positioned as Highest-Scoring AML Solutions Vendor Across Technology Excellence Metrics in 2021 Quadrant Knowledge Anti-Money Laundering Solution Report, Dated April 15, 2021.
99.7 NICE Receives a Perfect Score From Customers For WFM Product Innovation, Vendor Satisfaction and AI and ML Enablement in DMG Consulting Report, Dated April 19, 2021.
99.8 NICE Revolutionizes Digital Smart Self-Service with the Launch of CXone Expert Following the Acquisition of MindTouch, Dated April 20, 2021.
99.9 NICE Real-Time Authentication Selected by VPBank to Safeguard Omnichannel Customer Interactions and Improve Experiences, Dated April 27, 2021.
99.10 NICE Positioned Furthest and Highest in 2021 Gartner Magic Quadrant for Workforce Engagement Management, Dated April 27, 2021.
99.11 NICE Actimize Partners with Refinitiv to Expand Distribution of its SURVEIL-X Holistic Surveillance Suite Across Asia-Pacific, Dated April 28, 2021.